# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hagerty, Inc., CIK 0001840776
CUSIP: 405166109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 121 Drivers Edge, Traverse City, Michigan (MI), 49684
Date of event which requires filing of this statement: 09/11/2026
Filed by CIK 0001096343
Persons authorized to receive notices and communications: Richard R. Grinnan, Markel Group Inc., 4521 Highwoods Parkway, Glen Allen, Virginia (VA), 23060, (804) 747-0136

## Reporting persons
- MARKEL GROUP INC. (CIK 0001096343): type of reporting person: corporation (CO); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 79,380,264; shared voting power 0; sole dispositive power 79,380,264; shared dispositive power 0; aggregate amount beneficially owned 79,380,264 (42% of the class)
  Comment: (1) The quantity reported in Row 7, Row 9, and Row 11 includes 67,163,589 shares of Class V Common Stock (as defined in the Original Schedule 13D) and an equal number of OpCo Units (as defined in the Original Schedule 13D), which are, together, exchangeable, at the option of the holder, on a one-for-one basis for a share of Class A Common Stock (as defined herein) or, if certain conditions set forth in the Amended and Restated Exchange Agreement (as defined in Amendment No. 1) are met, an equivalent value in cash at the option of the Company (as defined herein).
  
  (2) The quantity reported in Row 7, Row 9, and Row 11 includes 1,272,264 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days as a result of the conversion mechanisms of the Series A Preferred Stock (as defined in Amendment No. 1), which are exchangeable, at the option of the Reporting Person, into shares of Class A Common Stock at the Conversion Rate (as defined in Amendment No. 1).
  
  (3) Percent of class represented by amount in Row 11 is based on the sum of (i) 120,544,434 shares of Class A Common Stock outstanding after the September 2026 Secondary Offering (as defined below), as provided by the Company, (ii) 67,163,589 shares of Class A Common Stock that could be issued upon conversion of Class V Common Stock and OpCo Units held by the Reporting Person, and (iii) 1,272,264 shares of Class A Common Stock that could be issued upon conversion of Series A Preferred Stock held by the Reporting Person, each of (ii) and (iii) of which have been added to the total shares of Class A Common Stock outstanding for purposes of calculating the Reporting Person's beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act. Notwithstanding the percentage reported herein, based on the aggregate total of Class A Common Stock, Class V Common Stock, and Series A Preferred Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 29.0% of the voting power of the Company.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Hagerty, Inc.
Address of issuer's principal executive offices: 121 Drivers Edge, Traverse City, Michigan (MI), 49684
Comment: Markel Group Inc. (f/k/a Markel Corporation), a Virginia corporation ("Markel Group" or the "Reporting Person"), is hereby filing this Amendment No. 6 (this "Amendment No. 6") to the Schedule 13D filed by the Reporting Person on December 10, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed by the Reporting Person on June 27, 2023 ("Amendment No. 1"), Amendment No. 2 filed by the Reporting Person on July 8, 2024 ("Amendment No. 2"), Amendment No. 3 filed by the Reporting Person on April 18, 2025 ("Amendment No. 3"), Amendment No. 4 filed by the Reporting Person on November 5, 2025 ("Amendment No. 4"), and Amendment No. 5 filed by the Reporting Person on April 15, 2026 ("Amendment No. 5" and collectively, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Hagerty, Inc., a Delaware corporation (the "Company" or the "Issuer"). Capitalized terms used in this Amendment No. 6 and not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 11, 2026, in connection with the closing of an underwritten secondary offering of shares of Class A Common Stock by Hagerty Holding Corp. (the "September 2026 Secondary Offering"), and pursuant to the terms of the Amended and Restated Exchange Agreement, the Reporting Person exchanged 7,836,411 shares of Class V Common Stock and associated OpCo Units for, at the election of the Company, an equal number of shares of Class A Common Stock.

In connection with the September 2026 Secondary Offering, the Reporting Person agreed to waive certain notice and participation rights afforded by the Amended and Restated Registration Rights Agreement (as defined and described in the Original Schedule 13D) solely with respect to the September 2026 Secondary Offering, and the Company and Reporting Person agreed that the September 2026 Secondary Offering would not count against or reduce the four (4) Shelf Underwritings (as defined in the Amended and Restated Registration Rights Agreement) demandable pursuant to Section 2.1.1(b) of the Amended and Restated Registration Rights Agreement.

On September 9, 2026, in connection with the September 2026 Secondary Offering, the Reporting Person entered into a lock-up agreement with the representatives of the underwriters of the September 2026 Secondary Offering (the "September 2026 Lock-Up Agreement"), pursuant to which the Reporting Person agreed, subject to certain customary exceptions, not to take any of the following actions during the period beginning on the date of the September 2026 Lock-Up Agreement and ending at the close of business 60 days after the date of the final prospectus supplement relating to the September 2026 Secondary Offering:

(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or Class V Common Stock (together with the Class A Common Stock, the "Capital Stock") or any securities convertible into or exercisable or exchangeable for Capital Stock (including, without limitation, Capital Stock or such other securities which may be deemed to be beneficially owned by the Reporting Person and securities which may be issued upon exercise of a stock option or warrant) (collectively with the Capital Stock, the "Lock-Up Securities");

(ii) enter into any hedging, swap, or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction is to be settled by delivery of Lock-Up Securities, in cash, or otherwise;

(iii) make any demand for, or exercise any right with respect to, the registration of any Lock-Up Securities; or

(iv) publicly disclose the intention to do any of the foregoing.

The foregoing description of the September 2026 Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the September 2026 Lock-Up Agreement, a form of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date of this Amendment No. 6, the Reporting Person may be deemed to be the beneficial owner of 79,380,264 shares of Class A Common Stock, or approximately 42% of the shares of Class A Common Stock outstanding. The Reporting Person's beneficial ownership is composed of (i) 67,163,589 shares of Class V Common Stock and an equal number of OpCo Units, which are, together, exchangeable, at the option of the holder, on a one-for-one basis for a share of Class A Common Stock or, if certain conditions set forth in the Amended and Restated Exchange Agreement are met, an equivalent value in cash at the option of the Company; (ii) 1,590,668 shares of Series A Preferred Stock, which are exchangeable, at the option of the Reporting Person, into 1,272,264 shares of Class A Common Stock at the Conversion Rate, which is subject to customary anti-dilution protections; and (iii) 10,944,411 shares of Class A Common Stock.

Each share of Class V Common Stock has no incidents of economic ownership and has ten (10) votes per share until the earlier of (i) December 2, 2036, and (ii) transfer to a non-qualified transferee, after which it has one (1) vote per share.

The Series A Preferred Stock votes together with the Class A Common Stock on an as-converted basis (one vote per share), and not as a separate class.

The beneficial ownership percentage reported herein was calculated based on the sum of (i) 120,544,434 shares of Class A Common Stock outstanding after the September 2026 Secondary Offering, as provided by the Company; (ii) 67,163,589 shares of Class A Common Stock that could be issued upon conversion of Class V Common Stock and OpCo Units held by the Reporting Person; and (iii) 1,272,264 shares of Class A Common Stock that could be issued upon conversion of Series A Preferred Stock held by the Reporting Person, each of (ii) and (iii) of which have been added to the total shares of Class A Common Stock outstanding for purposes of calculating the Reporting Person's beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act. Notwithstanding the percentage reported herein, based on the aggregate total of Class A Common Stock, Class V Common Stock, and Series A Preferred Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 29.0% of the voting power of the Company.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 6 is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 6 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.16: Annex A, dated September 14, 2026

Exhibit 99.17: Form of September 2026 Lock-Up Agreement

## Signatures
- MARKEL GROUP INC.: /s/ Richard R. Grinnan, Richard R. Grinnan, Senior Vice President, Chief Legal Officer and Secretary (09/14/2026)